

December 31, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
       Issuer CIK: 0001415726
       Issuer File Number: 811-22135/333-146827
       Form Type: 8-A12B
       Filing Date: December 31, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Innovator Equity Defined Protection ETF – 2 Yr to January 2027, Innovator Equity Defined Protection ETF – 1 Yr January, under the Exchange Act of 1934.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications